UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 26, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Trading statement and operating update for the year ended 30 June 2021

Johannesburg, Thursday, 26 August 2021. In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.

Expected headline and basic earnings for the financial year ended June 2021 (“FY21”)

Shareholders of Harmony are advised that a reasonable degree of certainty exists that basic earnings for FY21 will be higher than for the year ended 30 June 2020 (“the previous comparable period” or “FY20”) primarily due to:
•an increase in revenue due to the operational expansion following the acquisition of AngloGold Ashanti Limited’s remaining South African assets (Mponeng operations and related assets or acquired assets) and a higher gold price;
•a higher reported translation gain on the US$ denominated debt at 30 June 2021 (compared to a loss in FY20);
•a derivative gain recorded in FY21 compared to a loss in FY20; and
•a gain on bargain purchase recognised for the acquisition of the asset and liabilities of Mponeng operations and related assets.

The increase in earnings were partially offset by the recognition of an impairment loss on assets and an increase in the taxation expense.

Earnings per share (“EPS”) are expected to improve to earnings of between 850 and 990 South African cents per share – which is an improvement of more than 100% on the loss of 164 South African cents per share reported for the previous comparable period. In US dollar terms, the earnings per share is expected to be between 53 and 63 US cents per share, which is an improvement of more than 100% on a loss of 10 US cents per share reported for the previous comparable period.

Headline earnings per share (“HEPS”) are expected to be earnings of between 857 and 994 South African cents, which represents a year-on-year increase of more than 100% from the headline earnings loss per share of 154 South African cents reported in the previous comparable period. In US dollar terms, the headline earnings per share is expected to be between 56 and 65 US cents per share, which is an increase of more than 100% on the headline loss of 10 US cents per share reported for the previous comparable period. Headline earnings exclude impairments and the gain on bargain purchase (from acquisitions) recorded.
The expected movements in earnings for FY21 compared to the previous corresponding period are due mainly to:

Acquisition of Mponeng operations and related assets

The acquired assets contributed R7.9 billion (US$513 million) in revenue and R1.8 billion (US$116 million) to net profit. Further, the fair value of the assets and liabilities acquired exceeds the consideration paid, resulting in a gain on bargain purchase of R1.2 billion (US$69 million).

Revenue

The increase in the gold price received from R735 569/kg in FY20 to R851 045/kg in FY21 as well as an increase in the quantity of gold sold by 23% to 47 353kg contributed to the revenue increase from R29.2 billion for FY20 compared to R41.7 billion in FY21. In US dollar terms the increase in the average gold price received from US$1 461/oz in FY20 to US$1 719/oz in FY21 contributed to the increase in revenue from US$1.9 billion for FY20 compared to $2.7 billion in FY21.

Impairment on assets

An impairment loss on assets of between R1 050 million and R1 200 million (in US dollar terms between US$72 million and US$85 million), attributable to various mining operations, namely Bambanani, Target 3 and Tshepong Operations, has been recognised for FY21.

Translation gain year on year

A translation gain of approximately R878 million (US$57 million) was recognised on the US$ denominated debt as at 30 June 2021, compared to a translation loss of R967 million (US$62 million) recorded in the previous comparable period. The translation gain is primarily the result of the strengthening of the Rand exchange rate against the US Dollar.

Gains on derivatives

Included in FY21 were derivative gains of close to R1.0 billion (US$66 million) compared to losses of R1.7 billion (US$107 million) in FY20. The derivative gains are primarily as a result of the strengthening of the Rand exchange rate against the US Dollar.

Taxation

An increase in taxable profits due to the factors discussed above contributed to an increased current tax expense. These factors also resulted in the utilisation of assessed losses and unredeemed capital expenditure, which together with the impact of tax rate increases on certain statutory companies across the group resulted in a higher deferred tax expense.

The financial information on which this trading statement has been based has not been reviewed or reported on by Harmony’s external auditors.

Harmony will publish its financial results for the year ended 30 June 2021 on Tuesday, 31 August 2021. Please see Harmony’s website for more details: www.harmony.co.za.

For more details, contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
26 August 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS

This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities
Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions
(including statements regarding growth and cost savings) wherever they may occur in this market release and the exhibits, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this market release.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere (including as a result of the coronavirus disease
("COVID-19” or “pandemic”); estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged HDSAs in management positions; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health and safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates any further downgrade of South Africa’s credit rating; and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this market release or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 26, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director